SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                   FORM 6-K

                                  ----------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 10, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)

              --------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X              Form 40-F
                            ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                        No           X
                            ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

I. Company Announcement
-----------------------

                                [LOGO OMITTED]
                                CNOOC Limited
                     [Company Name in Chinese Characters]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)


                                 ANNOUNCEMENT

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The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2005 (ended 31 March 2005). The comparative statistics for the first quarter of 2004 (ended 31 March 2004) are also disclosed in this announcement.
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The board of directors of CNOOC Limited ("Company") (the "Board") hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the "Group") for the first quarter of 2005 (ended 31 March 2005). The comparative statistics for the first quarter for 2004 (ended 31 March 2004) are also disclosed in this announcement.

The Company's oil and gas revenue for the first quarter of 2005 amount to RMB11.42 billion (equivalent of US$1.380 billion), representing an increase of 48.1% when compared to the same period in 2004. The Company also reported total net daily production of 411,424 barrels of oil equivalent (BOE), an increase of 13.4% from the same period in 2004.

The offshore China net production of the Company experienced growth of 19% in the first quarter of 2005 from the same quarter last year reaching the level of 373,984 barrels of oil equivalent (BOE) per day. Crude oil and liquids production offshore China of the Company was 327,755 barrels per day. The increase of 20% in crude oil and liquids production was largely due to increases of production volume from Bohai Bay and Eastern South China Sea. Gas production was 266 million cubic feet per day offshore China representing an increase of 7.7%.

Total unaudited revenues were RMB11.48 million (equivalent of US$1.387 billion) for the first quarter of 2005, a 47.6% increase from the first quarter of 2004. This revenue growth was a result of large production volume and higher realized oil and gas prices. The realized oil price in the first quarter of 2005 was US$41.73 per barrel.

The Company's development capital expenditures increased 65.8% to RMB2.99 billion (equivalent to US$361 million) as a result of active development activities while exploration capital expenditures were flat at RMB0.34 billion (equivalent to US$41.7 million).

LD10-1, an independent field in Bohai Bay, came on stream in early 2005, ahead of schedule and outperformed the initial target. The Company also completed the acquisition of a 16.69% stake in MEG Energy Corp, a Canada based pure oil sand company in the first quarter of 2005.

First Quarter and Year-to-Date Production Summary

                                                        2004                     2005
Crude Oil & Liquids (b/d)                           Q1         YTD           Q1         YTD
   Bohai Bay                                   129,530     129,530      162,420     162,420
   Western South China Sea                      61,279      61,279       54,146      54,146
   Eastern South China Sea                      79,801      79,801      109,037     109,037
   East China Sea                                2,444       2,444        2,152       2,152
   Overseas                                     33,926      33,926       23,824      23,824
   Subtotal (b/d)                              306,980     306,980      351,579     351,579


Natural Gas (mmcf/d)
   Bohai Bay                                        45          45           51          51
   Western South China Sea                         173         173          196         196
   Eastern South China Sea                           -           -            -           -
   East China Sea                                   19          19           19          19
   Overseas                                         86          86           82          82
   Subtotal (mmcf/d)                               323         323          348         348

Total Production (boe/d)                       362,671     362,671      411,424     411,424


First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)


                                    RMB millions                                  US$ millions
                               2004                    2005                   2004                   2005
                            Q1        YTD          Q1         YTD         Q1         YTD          Q1        YTD
Sales Revenue
   Crude oil and       7,094.8    7,094.8    10,727.2    10,727.2      857.2       857.2     1,296.1    1,296.1
      liquids
   Natural gas           619.9      619.9       696.8       696.8       74.9        74.9        84.2       84.2
   Marketing              34.5       34.5        37.5        37.5        4.2         4.2         4.5        4.5
      Revenue, net
   Others                 32.5       32.5        21.3        21.3        3.9         3.9         2.6        2.6
Total                  7,781.8    7,781.8    11,482.8    11,482.8      940.2       940.2     1,387.4    1,387.4

Capital
   Expenditures
   Exploration           363.6      363.6       344.9       344.9       43.9        43.9        41.7       41.7
   Development         1,804.8    1,804.8     2,991.9     2,991.9      218.0       218.0       361.5      361.5
Total                  2,168.4    2,168.4     3,336.8     3,336.8      261.9       261.9       403.2      403.2


For the purpose of this announcement, unless otherwise indicated, the exchange rate at US$1 = RMB8.2765 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.

The Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Jiang Longsheng
Zhou Shouwei

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Evert Henkes


                                                         By Order of the Board
                                                               Cao Yunshi
                                                           Company Secretary


Hong Kong, 29th April, 2005

II. Company Announcement
------------------------

                             NOTICE TO BONDHOLDERS

                 CNOOC FINANCE (2004) LIMITED (the "Issuer")
      (incorporated in the British Virgin Islands with limited liability)

                              U.S.$1,000,000,000

              Zero Coupon Guaranteed Convertible Bonds due 2009
                           (the "Convertible Bonds")

                unconditionally and irrevocably guaranteed by

                                [LOGO OMITTED]
                                CNOOC Limited
                     [Company Name in Chinese Characters]
              (Incorporated in Hong Kong with limited liability)
                               (the "Guarantor")

              convertible into ordinary shares of the Guarantor

Notice is hereby given to all holders of the Convertible Bonds that the record date for the purpose of determining entitlement to the Guarantor's 2004 final dividend and 2004 special final dividend has been fixed on 25th May, 2005.

9th May, 2005



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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                      -----------------------------
                                      Name: Cao Yunshi
                                      Title:  Company Secretary

Dated: May 10, 2005